SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3 TO
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
and
SCHEDULE 13E-3
Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
DE RIGO S.p.A.
(Name of Subject Company (Issuer))
DR 3 S.r.l.
ENNIO DE RIGO
WALTER DE RIGO
DE RIGO HOLDING B.V.
(Name of Filing Persons (Offerors))
Ordinary Shares, par value of €0.26 per share
and
American Depositary Shares, each representing one Ordinary Share
(Titles of Class of Securities)
245334107
(CUSIP Number of Classes of Securities)

Colin Longhurst, Managing Director
De Rigo Holding B.V.
450 Herengracht
1017 C.A. Amsterdam, the Netherlands
+31 2054 08989
Copy to:
William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
EC2V 5EH London, England
+ 44 207 614 2200
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $84,873,040	Amount of Filing Fee** $9,989.56
*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 9,699,776 Ordinary Shares, par value €0.26 per share, which includes 8,899,716 Ordinary Shares represented by 8,899,716 American Depositary Shares, outstanding and not owned by the Filing Persons that may be purchased in the tender offer and (ii) the tender offer price of $8.75 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $117.70 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the aggregate offering amount by 0.0001177.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,989.56

Filing Party:	DR 3 S.r.l. ENNIO DE RIGO WALTER DE RIGO DE RIGO HOLDING B.V.

Form or Registration No.:	005-48824

Date Filed:	August 4, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

CUSIP Number: 245334107	Page 2

     This Amendment No. 3 (this “Amendment”) amends and supplements the combined Schedule TO and Schedule 13E-3 of DR 3 S.r.l. (“DR 3”), Ennio De Rigo, Walter De Rigo and De Rigo Holding B.V. (“De Rigo Holding”) filed under cover of Schedule TO on August 4, 2005 and amended on September 1, 2005 and September 9, 2005 (the “Combined Schedule”), relating to the offer by DR 3 to purchase any and all outstanding Ordinary Shares, par value €0.26 per share (the “Ordinary Shares”), and American Depositary Shares, each representing one Ordinary Share (the “ADSs”), of De Rigo S.p.A., an Italian stock corporation (“De Rigo”), at a purchase price of $8.75 per Ordinary Share and per ADS, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, which have been annexed to and filed with the Combined Schedule as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase.
Item 4.   Terms of the Transaction.
     On September 12, 2005, De Rigo Holding issued a press release announcing the results of DR 3’s offer to purchase any and all outstanding Ordinary Shares and ADSs of De Rigo. DR 3 has accepted for payment all Ordinary Shares and ADSs tendered in the Offer. De Rigo Holding also announced that DR 3 is providing a subsequent offering period, which commenced on September 12, 2005, and will expire on Monday, September 19, 2005, at 5:00 p.m., New York City time, unless extended. During the subsequent offering period, remaining holders of Ordinary Shares and ADSs may tender any Ordinary Shares and ADSs not tendered to date. All Ordinary Shares and ADSs tendered during the subsequent offering period will be accepted and paid for by DR 3 promptly, as they are tendered, at a price of $8.75 per Ordinary Share or ADS.
     A copy of the press release is attached as Exhibit (a)(1)(J) and is incorporated herein by reference.
Item 12.   Exhibits.
     The following exhibit is added to Item 12 of the Combined Schedule:
     (a)(1)(J)   Text of Press Release issued by De Rigo Holding on September 12, 2005.

CUSIP Number: 245334107

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 12, 2005

DR 3 S.r.l.
By:	/s/ Massimo De Rigo
	Name:	Massimo De Rigo
	Title:	Managing Director

De Rigo Holding B.V.
By:	/s/ Colin Longhurst
	Name:	Colin Longhurst
	Title:	Managing Director

Ennio De Rigo
/s/ Ennio De Rigo

Walter De Rigo
/s/ Walter De Rigo

CUSIP Number: 245334107	Page 4

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 2, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of Press Release Issued by De Rigo Holding*

(a)(1)(H)	Text of Summary Advertisement*

(a)(1)(I)	Form of Letter to Italian Holder of Record of ADSs or Ordinary Shares*

(a)(1)(J)	Text of Press Release Issued by De Rigo Holding on September 12, 2005

(b)	Credit Facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., in the aggregate principal amount of $90,000,000, executed by exchange of correspondence pursuant to the Italian Presidential Decree of April 26, 1986, no. 131*

*	Previously filed as an Exhibit to the Combined Schedule on August 4, 2005.

Exhibit (a)(1)(J)
DR 3 S.r.l. ANNOUNCES RESULTS OF ITS TENDER OFFER FOR DE RIGO
ORDINARY SHARES AND ADSs AND COMMENCEMENT OF SUBSEQUENT
OFFERING PERIOD; DE RIGO BROTHERS TO CONTROL
MORE THAN 96% OF DE RIGO S.p.A.

September 12, 2005 (Amsterdam, the Netherlands) — De Rigo Holding B.V. announced today that its wholly-owned subsidiary DR 3 S.r.l. had accepted for payment and made arrangements to pay for all securities tendered in its tender offer for any and all outstanding ordinary shares and American Depositary Shares of De Rigo S.p.A. (NYSE:DER).
De Rigo Holding is wholly owned by the De Rigo brothers, who, prior to commencement of the offer, owned directly or indirectly through De Rigo Holding, approximately 77.2% of the outstanding ordinary shares and ADSs.
De Rigo Holding has been advised by The Bank of New York, the Tender Agent for the offer, that as of 5:00 p.m., New York City time, on Friday, September 9, 2005, 7,565,482 ADSs of De Rigo had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 214,800 ADSs and 400,000 ordinary shares. Together with the ordinary shares and ADSs already owned by the De Rigo brothers, the ordinary shares represented by tendered ADSs and noticed ADSs and ordinary shares represent approximately 96.5% of De Rigo’s outstanding share capital.
De Rigo Holding also announced that DR 3 is providing a subsequent offering period, commencing immediately and expiring on Monday, September 19, 2005, at 5:00 p.m., New York City time, unless extended. During the subsequent offering period, remaining holders of ordinary shares and ADSs may tender any ordinary shares and ADSs not tendered to date. All ordinary shares and ADSs tendered during the subsequent offering period will be accepted and paid for by DR 3 promptly, as they are tendered, at a price of $8.75 per share or ADS.
Following the conclusion of the subsequent offering period, De Rigo Holding will review the remaining outstanding ownership of ordinary shares and ADSs and expects to cause De Rigo to proceed with the intended application for delisting of the ADSs from the New York Stock Exchange. Based on its initial review of the results of the tender offer, De Rigo Holding also expects that it will be in a position to cause De Rigo to proceed with the intended deregistration of the ordinary shares and ADSs with the SEC.
Except as described below, investors wishing to tender ordinary shares or ADSs during the subsequent offering period will be able to receive documents by contacting D.F. King & Co., Inc., the Information Agent for the transaction, in the United States at (212) 269-5550 (bankers and brokers call collect) or (800) 859-8511 (all others call toll free) or in the United Kingdom at +44 20 7920 9700. Lehman Brothers is the Dealer Manager for the offer, and The Bank of New York is the Tender Agent for the offer.
The Offer has not been submitted for clearance to Consob (the Italian Securities and Exchange Commission). Accordingly, the offer is not being made and will not be made, directly or indirectly, in Italy, and no copies of this document, the offer to purchase or any other document relating to the offer have been or will be distributed in Italy, except that, as required by law, holders of record or those appearing on a securities position listing as holders of ADSs or ordinary shares (including, pursuant to an exemption available under

Italian law, the very limited number of such holders located or resident in Italy) have been sent copies of certain documents relating to the offer. Neither this document nor the offer to purchase nor any other document relating to the offer may be distributed to any other person located or resident in Italy for any reason. Neither any such document nor any information contained herein or therein constitutes an offer to purchase or a solicitation of an offer to sell or an advertisement of an offer to purchase ADSs or ordinary shares in Italy within the meaning of Article 1, Paragraph 1, Letter (v) of Italian Legislative Decree n. 58 of February 24, 1998.

2